Exhibit 99.1

 Check-Cap Announces Closing of $20.2 Million Public Offering and Full Exercise of the
Underwriter's Option to Purchase Additional Securities

ISFIYA, Israel, May 8, 2018 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK; CHEKW; CHEKZ), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced the closing of its previously announced underwritten public offering of 3,189,381 units, with each unit consisting of one ordinary share (or ordinary share equivalent) and one Series C warrant to purchase one ordinary share, along with the exercise in full by the underwriter of its option to purchase an additional 478,407 ordinary shares and Series C warrants to purchase up to 478,407 ordinary shares. The Company received gross proceeds (before deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $20.2 million from the offering and the exercise in full of the underwriter's option to purchase additional securities.

Alex Ovadia, Chief Executive Officer of Check-cap, said: "The closing of this public offering is a key milestone for the company, enabling us to further progress with our plan to commercialize C-Scan, which we believe to be an innovative, patient friendly and compelling alternative for pre-cancerous polyps screening in the colon. We look forward to executing the plan and providing timely updates."

H.C. Wainwright & Co. acted as sole book-running manager for the offering.

The ordinary shares (or ordinary share equivalents) and the accompanying Series C warrants included in the units were purchased together in this offering, but were issued separately and were immediately separable upon issuance. Each Series C warrant has an exercise price of $5.50 per share, is exercisable immediately and will expire five years from the date of issuance. The Series C warrants are listed on the Nasdaq Capital Market under the symbol "CHEKZ".

Check-Cap intends to use the net proceeds of the public offering for research and development, clinical trials in Europe and the U.S., manufacturing capabilities, and working capital and other general corporate purposes.

A registration statement on Form F-1 relating to this offering was declared effective by the Securities and Exchange Commission (SEC) on May 4, 2018, and a registration statement on Form F-1 relating to this offering was filed and became effective immediately upon filing under Rule 462(b) under the Securities Act of 1933, as amended, on May 4, 2018. The final prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Copies of the final prospectus relating to the offering may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at 646-975-6995 or by email at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's registration statement on Form F-1, as amended (File No. 333-224139), its most recent Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
Meirav@bauerg.com